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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.

                       THE PEAK TECHNOLOGIES GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                           KIRKWOOD ACQUISITION CORP.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                           MOORE CORPORATION LIMITED
                                    (BIDDER)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    INCLUDING THE ASSOCIATED PREFERRED STOCK
                                PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   0007046831
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JOSEPH M. DUANE, ESQ.
                           KIRKWOOD ACQUISITION CORP.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1G5
                                 (416) 364-2600
      (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    Copy to:
                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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
                 $175,092,541                                     $37,415
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

 * Based on the offer to purchase all outstanding shares of Common Stock of the Subject Company together with the associated preferred stock purchase rights at $18.00 cash per share and, as of April 15, 1997, as reported to the Offeror by the Subject Company, the number of shares of Common Stock issued and outstanding (9,297,472), the number of shares of Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Common Stock with an exercise price of less than $18.00 per share (750,226), the number of shares of Common Stock issuable upon the exercise of certain outstanding warrants (12,250) and the number of shares of Common Stock reserved for issuance under the Subject Company's Employee Stock Purchase Plan (112,991).

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  N/A                            Filing Party:  N/A
          Form or Registration No.:  N/A                          Date Filed:   N/A

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

     This statement relates to a tender offer by Kirkwood Acquisition Corp., a Delaware corporation (the "Offeror"), a wholly owned subsidiary of FRDK, Inc., a New York corporation ("FRDK"), a wholly owned subsidiary of Moore U.S.A. Inc., a Delaware corporation (the "Parent"), a wholly owned subsidiary of Moore Corporation Limited ("Moore"), a corporation organized under the laws of Ontario, Canada, to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), of The Peak Technologies Group, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of March 28, 1997, between the Company and ChaseMellon Shareholder Services, as Rights Agent, as amended (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $18.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

ITEM 1.    SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is The Peak Technologies Group, Inc., a Delaware
             Corporation, and the address of its principal executive offices is 600 Madison
             Avenue, New York, New York 10022.
         (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $0.01 per share, including associated Rights, of the
             Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.
         (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    IDENTITY AND BACKGROUND.

 (a)-(d);(g) The information set forth in the Introduction and Section 9 ("Certain
             Information Concerning the Parent and the Offeror") of the Offer to Purchase,
             and in Annex I thereto, is incorporated herein by reference.
     (e)-(f) Neither the Offeror nor Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) None.
         (b) The information set forth in the Introduction and Section 11 ("Background of the
             Offer; Past Contacts, Transactions or Negotiations with the Company") of the
             Offer to Purchase is incorporated herein by reference.

ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the
             Offer to Purchase is incorporated herein by reference.
         (c) Not applicable.

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

ITEM 5.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the
             Offer; Past Contacts, Transactions or Negotiations with the Company"), Section
             12 ("Purpose of the Offer and the Merger; Plans for the Company"), Section 13
             ("The Merger Agreement") and Section 14 ("Dividends and Distributions") of the
             Offer to Purchase is incorporated herein by reference.
     (f)-(g) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information
             Concerning Moore, Parent, FRDK and the Offeror") and Section 13 ("The Merger
             Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

             The information set forth in the Introduction and Section 11 ("Background of the
             Offer; Past Contacts, Transactions or Negotiations with the Company") of the
             Offer to Purchase is incorporated herein by reference.

ITEM 8.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

             The information set forth in the Introduction and in Section 17 ("Fees and
             Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

             The information set forth in Section 9 ("Certain Information Concerning Moore,
             Parent, FRDK and the Offeror") of the Offer to Purchase is incorporated herein by reference.
             The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.   ADDITIONAL INFORMATION.

         (a) Not applicable.
     (b)-(c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.
         (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.
         (e) None.
         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

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

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase, dated April 29, 1997.
(a)(2)  Letter of Transmittal with respect to the Shares and Rights.
(a)(3)  Letter, dated April 29, 1997, from Lazard Freres & Co. LLC, as Dealer Manager, to
        Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)  Letter to be sent by Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees to their Clients.
(a)(5)  Notice of Guaranteed Delivery.
(a)(6)  IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form
        W-9.
(a)(7)  Form of Summary Advertisement, dated April 29, 1997.
(a)(8)  Press Release issued by Moore on April 23, 1997.
(a)(9)  Press Release issued by Moore on April 29, 1997.
(b)(1)  Credit Agreement, dated as of August 10, 1995, among FRDK, Inc., Moore, Certain
        Commercial Banks and The Bank of Nova Scotia, as amended by a First Amendment, dated as of September 1, 1995, and by a Second Amendment, dated as of August 8, 1996.
(c)(1)  Agreement and Plan of Merger, dated as of April 23, 1997, among Parent, the Offeror and the Company.
(d)     None.
(e)     Not applicable.
(f)     None.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 1997                     Moore Corporation Limited

                                          By:    /s/ JOSEPH M. DUANE, ESQ.
                                            ------------------------------------
                                          Name:  Joseph M. Duane, Esq.
                                          Title: Vice President, Corporate
                                                 Development and General
                                                 Counsel

                                          By:    /s/ STEPHEN A. HOLINSKI
                                            ------------------------------------
                                          Name:  Stephen A. Holinski
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                                          Kirkwood Acquisition Corp.

                                          By:    /s/ JOSEPH M. DUANE, ESQ.
                                            ------------------------------------
                                          Name:  Joseph M. Duane, Esq.
                                          Title: Director and President

                                 EXHIBIT INDEX

(a)(1)   Offer to Purchase, dated April 29, 1997.
(a)(2)   Letter of Transmittal with respect to the Shares and Rights.
(a)(3)   Letter, dated April 29, 1997, from Lazard Freres & Co. LLC, as Dealer Manager, to
         Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)   Letter to be sent by Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees to their Clients.
(a)(5)   Notice of Guaranteed Delivery.
(a)(6)   IRS Guidelines for Certification of Taxpayer Identification Number on Substitute
         Form W-9.
(a)(7)   Form of Summary Advertisement, dated April 29, 1997.
(a)(8)   Press Release issued by Moore on April 23, 1997.
(a)(9)   Press Release issued by Moore on April 29, 1997.
(b)(1)   Credit Agreement, dated as of August 10, 1995, among FRDK, Inc., Moore, Certain
         Commercial Banks and The Bank of Nova Scotia, as amended by a First Amendment, dated as of September 1, 1995, and by a Second Amendment, dated as of August 8, 1996.
(c)(1)   Agreement and Plan of Merger, dated as of April 23, 1997, among Parent, the Offeror and the Company.
(d)      None.
(e)      Not applicable.
(f)      None.